SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

EXTRAORDINARY GENERAL MEETING

EXPOSITION TO SHAREHOLDERS

Shareholders,

Marlim Participações S.A. (MARLIMPAR) and Nova Marlim Participações S.A. (NOVAMARLIMPAR) were established to serve as means for the financial structuring prepared with a view to raise funds for the complementary development of the Marlim Field. Both were created as publicly-traded corporations to facilitate the entry of new investors and raise funds from the capital markets.

The financial structuring of the project foresaw the acquisition by PETROBRAS, after the completion of the project which required fund raising, of the shares representing the joint stock of MARLIMPAR and NOVAMARLIMPAR, a fact which occurred, respectively, on 04/30/2009 and 07/31/2009.

Given that the goals that motivated the registration of both companies as publicly-traded corporations had already been achieved, PETROBRAS, the sole owner of both companies' joint stock, asked the Securities and Exchange Commission - CVM, under the terms of proceedings RJ-2009-4555 and RJ-2009-4556, for exemption from making a public stock acquisition offer to change the control over and cancel the records as publicly-traded corporations for those companies, a request the Autarchy granted on 04/30/2009 and 07/31/2009, respectively.

Whereas PETROBRAS is the sole shareholder of MARLIMPAR and NOVAMARLIMPAR, and whereas PETROBRAS is interested in taking advantage of the tax credits accumulated by both companies with regard to income tax (IRPJ), social contribution on net income (CSLL), PIS and COFINS, something that can only be done by means of a merger, it was concluded that the merger of MARLIMPAR and NOVAMARLIMPAR into PETROBRAS would be the most efficient way to absorb both companies' assets.

Thus, the Board of Directors decided to submit to this Extraordinary General Meeting for analysis and decision, with the assent of the Audit Committee, the Agenda set out in the General Meeting Notice.

Rio de Janeiro, December xx 2010.

José Sergio Gabrielli de Azevedo
CEO

EXHIBIT I

MERGER PROTOCOL AND JUSTIFICATION

1

MERGER PROTOCOL AND JUSTIFICATION TO THE SHAREHOLDERS AND PARTNERS RELATIVE TO THE MERGER OF MARLIN PARTICIPAÇÕES S.A. INTO PETROLEO BRASILEIRO S.A. – PETROBRAS

By this present instrument and in the best terms of law,

PETROLEO  BRASILEIRO  S.A.  - PETROBRAS,  publicly  held  company,  with  its  headquarters located at Avenida República do Chile 65, Centro, in the City and State of Rio de Janeiro, registered  with  the  National  Registry  of  Legal  Entities  (CNPJ/MF)  under  number 33.000.167/0001-01,  herein  represented  by  its  attorney  in  fact  Daniel  Lima  de  Oliveira, hereinafter referred to as "PETROBRAS", or, "Merging Company"; and

MARLIN PARTICIPAÇÕES S.A., private company, with its headquarters located at Avenida República do Chile 65, Suite 904, in the City and State of Rio de Janeiro, registered with the National  Registry  of  Legal  Entities  (CNPJ/MF)  under  number  03.301.811/0001-10,  herein represented by its attorneys in fact Alvaro de Sa Bahia and Jorge Souza dos Santos, hereinafter referred to as "MARLIMPAR", or, "Acquired Company";

Abiding by the articles 223 to 227 of Law 6404/1976 and other applicable legal provisions;

Decided  to  approve  the  conditions  for  the  merger  of  MARLIN  PARTICIPAÇÕES  S.A.  by PETROLEO BRASILEIRO S.A. - PETROBRAS, according to this instrument (the "Protocol"), as follows:

Justification

1.  Whereas:

(i) PETROBRAS holds 100% of MARLIMPAR stocks;

(ii) MARLIMPAR fully achieved its purposes, and no longer being justified the upholding of its administrative and operational structure;

(iii) the merger of MARLIMPAR into PETROBRAS shall represent a decrease in the operational costs to Petrobras Group.

Merger Formalization

2. The  Merging  Company  shall  perform  the  merger  of  the  Acquired  Company, consolidating the net equity of the Acquired Company, evaluated at book value. ("Merger").

3. For the purposes of the Merger, the assets and liabilities that are part of the net equity of the Acquired Company shall be evaluated according to its book values, as registered in the Acquired Company accounting by September 30, 2010 ("Merger Base Date") and verified by special purpose financial statement drafted in this same date by the Acquired Company.

4. The evaluation of the net equity of the Acquired Company, shall be performed at book value, by specialized company appointed in item 7, in the Base Date of the Merger, and according  to  the  criteria  provided  in  Law  6404/1976  for  the  elaboration  of  financial statements.

2

5. For economical and fiscal purposes, regardless of the Base Date of the merger, the date for the subsequent implementation of the merger is December 7, 2010 ("Merger Effective Date"), and it is hereby further established that the operational results and the equity variations occurred as of September 30, 2010, whether assets or liabilities, shall be recorded on the accounting books of the Acquired Company and must complement the sums adopted in the present Protocol for the performance of the Merger.

6. The assets, rights and obligations of the Acquired Company, to be reverted to the Merging Company, shall be the ones described in the assessment report, at book value, of the Acquired Company net equity, complemented by the credit and debit variations verified until the Effective Date of Merger.

7. The appointment and indication of the specialized company KPMG Auditores Independentes (Independent Consulting Company), registered with the National Registry of Legal Entities (CNPJ/MF) under no. 57.755.217/0003-90, Municipal Assessment Roll no. 66809-5, registered with the CRC under no. CRC-SP-14.428/O-6-F-RJ, with its main place of business at Av. Almirante Barroso 52-4th floor, Rio de Janeiro, RJ, herein represented by its partner Mr. Moacyr Humberto Piacenti, holder of ID Card no. 8.257.444-3-SP, holder of Individual Taxpayer Individual No. 174.394.988-01, registered with the CRC no. SP-204.757/O-9S-RJ, being responsible for the elaboration of the net equity accounting assessment report of the Acquired Company to be reverted to the Merging Company ("Accounting Assessment Report"), must be ratified by the deliberation of the Acquired Company and the Merging Company's shareholders according to the provisions of article 227, of Law 6404/1976.

8. KPMG is a company specialized in accounting assessments, which performed, by request of the merging company management, the following:

(i) the assessment of the net equity of the Acquired Company at book value, based on the elements present on the Acquired Company's Financial Statement, drafted at the Merger Base Date, and

(ii) the elaboration of the Accounting Assessment Report, which is described in the Appendix 1 to this present Protocol, being the values subordinated to previous analysis and approval by the shareholders of the Merging Company, in the terms of the law.

9. The value of the negative net equity calculated in the Base Date of the Merger corresponds exactly to the estimate calculation of the loss of investment of the Merging Company, provided that the Merging Company is the owner of the shares issued by Acquired Company. Therefore, as a result of the merger, it shall be performed, in the Merging Company accounting, a mere substitution of the assets and liabilities of Acquired Company represented by means of the estimate calculation of loss of investment relative to the percentage of ownership of the Acquired Company by the assets and liabilities that are part of the Financial Statement of the Acquired Company.

10. The substitution of the estimate of loss of investments of the Merging Company in the Acquired Company by assets and liabilities elements included in the Balance Sheet of the Acquired Company shall be performed without having alteration in the net equity of the Merging Company.

11. The equity variations calculated in the period between the Base Date of the Merger and the Merger Effective Date shall remain recorded on the accounting books of the Acquired Company and shall be absorbed by the Merging Company and transferred to the accounting books of the Merging Company by its respective values at the Merger Effective Date, not altering the adopted values in the present Protocol for the performance of the operation of the Merger.

3

12. As a result of the Merger, it shall not be assigned shares of the Merging Company to the partners of the Acquired Company , considering that the Merging Company is the owner of the totality of shares issued by the Acquired Company . As a consequence, the shares issued by the Acquired Company shall be extinct, based on article 226, subsection 1 of Law 6404/76, provided the necessary adjustments and adaptations in the Merging Company accounting books.

13. In addition to that, taking into consideration that the Merging Company is the owner of the shares issued by the Acquired Company , the provisions relative to the following are not applicable:

(i) to the exchange relation;

(ii) to the reimbursement to the Acquired Company ; and

(iii) the necessity of elaboration of assessment report of the Acquired Company to market price (article 264, of Law 6404/76).

14. In view of item (12) aforementioned, it shall not be performed the increase of the stock capital of the Merging Company as a result of the Merger, thus continuing unaltered its quotaholding. The Acquired Company net equity, by the date of this protocol, is negative (unsecured liabilities) in the amount of R$ 84,464,975.00 (eighty four million, four hundred sixty four thousand, nine hundred seventy five reais), represented by 278,515,466 (two hundred seventy eight million, five hundred fifteen thousand, four hundred sixty six) shares, corresponding to 100% of its stock capital.

15. In addition to that, and as consequence of the Merger, the Merging Company shall succeed the Acquired Company in all rights and obligations of its responsibility, according to the provisions of the legislation in force, including the ones related to labor, social security and fiscal nature.

16. Upon the completion of the Merger of its integral equity by the Merging Company , the Acquired Company shall be extinct for all legal purposes, ceasing its legal existence through the registration of the articles of incorporation with the Board of Trade of the State of Rio de Janeiro and in the other relevant bodies.

17.  The merger operation shall be subjected to the deliberation of the shareholders of the Merging and the Acquired Companies, observing the deadlines and other procedures provided in the law.

18. In view of the aforementioned, the administrators of the Merging Company and the Acquired Company decide to submit to the approval of the respective shareholders, for the deliberations applicable in the terms of the law, the following:

(i) the operation of the merger in the manner described in this Protocol, taking into consideration the justifications presented in the instrument; and

(ii) the confirmation of the indication of the auditing company KPMG Auditores Independentes for the assessment of the net equity of MARLIMPAR.

4

In witness whereof, the parties hereto sign this instruments in three samples of the same tenor before the undersigned witnesses.

Rio de Janeiro, November 04, 2010.

DANIEL LIMA DE OLIVEIRA (Signed)
Executive Manager
Financial Corporative
PETROLEO BRASILEIRO PETROBRAS

ALVARO DE SÁ BAHIA (Signed)
JORGE SOUZA DOS SANTOS JUNIOR (Signed)
MARLIN PARTICIPAÇÕES S.A.

Witnesses:
1. PAULO SERGIO CARVALHAES E SOUZA (Signed)	2. JOSE ELIAS DA SILVA (Signed)
ID Card: Brazilian Bar Association 18.604	ID Card: 2.975.535 IFP/RJ
Individual Taxpayer No. 149.524.407.53	Individual Taxpayer No. 491.742.587.53

1

MERGER PROTOCOL AND JUSTIFICATION TO THE SHAREHOLDERS AND PARTNERS RELATIVE TO THE MERGER OF NOVAMARLIN PARTICIPAÇÕES S.A. INTO PETROLEO BRASILEIRO S.A. PETROBRAS

By this present instrument and in the best terms of law,

PETROLEO BRASILEIRO S.A. - PETROBRAS, publicly held company, with its headquarters located at Avenida Republica do Chile 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ/MF) under number 33.000.167/0001-01, herein represented by its attorney in fact Daniel Lima de Oliveira, hereinafter referred to as "PETROBRAS", or, "Merging Company"; and

NOVAMARLIN PARTICIPAÇÕES S.A., private company, with its headquarters located at Avenida Republica do Chile 65, Suite 401 C, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ/MF) under number 04.665.504/0001-81, herein represented by its attorneys in fact Alvaro de Sa Bahia and Jorge Souza dos Santos, hereinafter referred to as "NOVAMARLIMPAR", or, "Acquired Company";

Abiding by the articles 223 to 227 of Law 6404/1976 and other applicable legal provisions;

Decided to approve the conditions for the merger of NOVAMARLIN PARTICIPAÇÕES S.A. by PETROLEO BRASILEIRO S.A. - PETROBRAS, according to this instrument (the "Protocol"), as follows:

Justification

1.  Whereas:

(i) PETROBRAS holds 100% of NOVAMARLIMPAR stocks;

(ii) NOVAMARLIMPAR fully achieved its purposes, and no longer being justified the upholding of its administrative and operational structure;

(iii) the merger of NOVAMARLIMPAR into PETROBRAS shall represent a decrease in the operational costs to Petrobras Group.

Merger Formalization

2. The Merging Company shall perform the merger of the Acquired Company, consolidating the net equity of the Acquired Company, evaluated at book value. ("Merger").

3. For the purposes of the Merger, the assets and liabilities that are part of the net equity of the Acquired Company shall be evaluated according to its book values, as registered in the Acquired Company accounting by September 30, 2010 ("Merger Base Date") and verified by special purpose financial statement drafted in this same date by the Acquired Company.

4. The evaluation of the net equity of the Acquired Company, shall be performed at book value, by specialized company appointed in item 7, in the Base Date of the Merger, and according to the criteria provided in Law 6404/1976 for the elaboration of financial statements.

2

5. For economical and fiscal purposes, regardless of the Base Date of the merger, the date for the subsequent implementation of the merger is December 7, 2010 ("Merger Effective Date"), and it is hereby further established that the operational results and the equity variations occurred as of September 30, 2010, whether assets or liabilities, shall be recorded on the accounting books of the Acquired Company and must complement the sums adopted in the present Protocol for the performance of the Merger.

6. The assets, rights and obligations of the Acquired Company, to be reverted to the Merging Company, shall be the ones described in the assessment report, at book value, of the Acquired Company net equity, complemented by the credit and debit variations verified until the Effective Date of Merger.

7. The appointment and indication of the specialized company KPMG Auditores Independentes (Independent Consulting Company), registered with the National Registry of Legal Entities (CNPJ/MF) under no. 57.755.217/0003-90, Municipal Assessment Roll no. 66809-5, registered with the CRC under no. CRC-SP-14.428/O-6-F-RJ, with its main place of business at Av. Almirante Barroso 52 - 4th floor, Rio de Janeiro, RJ, herein represented by its partner Mr. Moacyr Humberto Piacenti, holder of ID Card no. 8.257.444-3-SP, holder of Individual Taxpayer Individual No. 174.394.988-01, registered with the CRC no. SP-204.757/O-9S-RJ, being responsible for the elaboration of the net equity accounting assessment report of the Acquired Company to be reverted to the Merging Company ("Accounting Assessment Report"), must be ratified by the deliberation of the Acquired Company and the Merging Company's shareholders according to the provisions of article 227, of Law 6404/1976.

8. KPMG is a company specialized in accounting assessments, which performed, by request of the merging company management, the following:

(i) the assessment of the net equity of the Acquired Company at book value, based on the elements present on the Acquired Company's Financial Statement, drafted at the Merger Base Date, and

(ii) the elaboration of the Accounting Assessment Report, which is described in the Appendix 1 to this present Protocol, being the values subordinated to previous analysis and approval by the shareholders of the Merging Company, in the terms of the law.

9. The value of the negative net equity calculated in the Base Date of the Merger corresponds exactly to the estimate calculation of the loss of investment of the Merging Company, provided that the Merging Company is the owner of the shares issued by Acquired Company. Therefore, as a result of the merger, it shall be performed, in the Merging Company accounting, a mere substitution of the assets and liabilities of Acquired Company represented by means of the estimate calculation of loss of investment relative to the percentage of ownership of the Acquired Company by the assets and liabilities that are part of the Financial Statement of the Acquired Company.

10. The substitution of the estimate of loss of investments of the Merging Company in the Acquired Company by assets and liabilities elements included in the Balance Sheet of the Acquired Company shall be performed without having alteration in the net equity of the Merging Company.

11. The equity variations calculated in the period between the Base Date of the Merger and the Merger Effective Date shall remain recorded on the accounting books of the Acquired Company and shall be absorbed by the Merging Company and transferred to the accounting books of the Merging Company by its respective values at the Merger Effective Date, not altering the adopted values in the present Protocol for the performance of the operation of the Merger.

3

12. As a result of the Merger, it shall not be assigned shares of the Merging Company to the partners of the Acquired Company, considering that the Merging Company is the owner of the totality of shares issued by the Acquired Company. As a consequence, the shares issued by the Acquired Company shall be extinct, based on article 226, subsection 1 of Law 6404/76, provided the necessary adjustments and adaptations in the Merging Company accounting books.

13. In addition to that, taking into consideration that the Merging Company is the owner of the shares issued by the Acquired Company, the provisions relative to the following are not applicable:

(i) to the exchange relation;

(ii) to the reimbursement to the Acquired Company; and

(iii) the necessity of elaboration of assessment report of the Acquired Company to market price (article 264, of Law 6404/76).

14. In view of item (12) aforementioned, it shall not be performed the increase of the stock capital of the Merging Company as a result of the Merger, thus continuing unaltered its quotaholding. The Acquired Company net equity, by the date of this protocol, is negative (unsecured liabilities) in the amount of R$ 765,446.00 (seven hundred sixty five thousand four hundred and forty six reais), represented by 128,700,100 (one hundred and twenty eight million, seven hundred thousand and one hundred) shares, corresponding to 100% of its stock capital.

15. In addition to that, and as consequence of the Merger, the Merging Company shall succeed the Acquired Company in all rights and obligations of its responsibility, according to the provisions of the legislation in force, including the ones related to labor, social security and fiscal nature.

16. Upon the completion of the Merger of its integral equity by the Merging Company, the Acquired Company shall be extinct for all legal purposes, ceasing its legal existence through the registration of the articles of incorporation with the Board of Trade of the State of Rio de Janeiro and in the other relevant bodies.

17. The merger operation shall be subjected to the deliberation of the shareholders of the Merging and the Acquired Companies, observing the deadlines and other procedures provided in the law.

18. In view of the aforementioned, the administrators of the Merging Company and the Acquired Company decide to submit to the approval of the respective shareholders, for the deliberations applicable in the terms of the law, the following:

(i) the operation of the merger in the manner described in this Protocol, taking into consideration the justifications presented in the instrument; and

(ii) the confirmation of the indication of the auditing company KPMG Auditores Independentes for the assessment of the net equity of NOVAMARLIMPAR.

4

In witness whereof, the parties hereto sign this instruments in three samples of the same tenor before the undersigned witnesses.

Rio de Janeiro, November 04, 2010.

DANIEL LIMA DE OLIVEIRA (Signed)
Executive Manager
Financial Corporative
PETROLEO BRASILEIRO - PETROBRAS

ALVARO DE SÁ BAHIA (Signed)
JORGE SOUZA DOS SANTOS JUNIOR (Signed)
NOVAMARLIN PARTICIPACOES S.A.

Witnesses:
1. PAULO SERGIO CARVALHAES E SOUZA (Signed)	2. JOSE ELIAS DA SILVA (Signed)
ID Card: Brazilian Bar Association 18.604	ID Card: 2.975.535 IFP/RJ
Individual Taxpayer No. 149.524.407.53	Individual Taxpayer No. 491.742.587.53

EXHIBIT II

Appraisal Report

Novamarlim Participações S.A.

Appraisal Report of Net Equity Value based on the
accounting books

as of September 30, 2010

(a free translation into English from the original issued in Portuguese)

KPMG Auditores Independentes
Av. Almirante Barroso, 52 4th floor
20031-000 Rio de Janeiro, RJ Brazil
POBox: 2888
20001-970 Rio de Janeiro RJ Brazil.
Phone: 55 (21) 3515-9400
Fax: 55 (21) 3515-9000
Internet: www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, with head office at Avenida Almirante Barroso, no. 52, 4th floor, Rio de Janeiro, capital, with corporate taxpayer s registered at CNPJ under no. 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no. CRC-SP 14.428/O-6-F-RJ, hereby represented by its partner Mr. Moacyr Humberto Piacenti, Brazilian, married, accountant, bearer of ID card no. 8.257.444.-3-SP, with taxpayer s registry at CPF under no. 174.394.988-01 and registry at the Regional Accounting Council under no. CRC SP 204.757/O-9 S - RJ to determine the net equity value at September 30, 2010 of Novamarlim Participações S.A. (the "Company"), located at Av. República do Chile, 65 - block A, room 401 C - Centro - RJ, with taxpayer s registry at CNPJ/MF under no. 04.665.504/0001-81, to be merged by its holding Petróleo Brasileiro S.A. - Petrobras, located at Av. República do Chile, 65 - Centro - RJ, taxpayer s registry at CNPJ/MF under no. 33.000.167/0001-01, according to the accounting practices adopted in Brazil, presents the results of its works.

1 Purpose of the appraisal

The present appraisal report is being issued with the purpose of evaluating, according to the accounting practices adopted in Brazil, the net equity value of Novamarlim Participações S.A., to be part of the process of merger into Petróleo Brasileiro S.A. -Petrobras and shall not be used for other purposes.

2 - Scope of works

The appraisal report of the net equity value is issued according to the audit exam of the balance sheet dated September 30, 2010, elaborated under the Company s management responsibility.

Our audit was conducted in accordance with the independent audit standards of the financial statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of the balances, the volume of transactions and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the documents and records supporting the amounts presented; and c) the evaluation of the most significant accounting practices and estimates adopted by Company s management.

3 - Conclusion

Based on the work performed, we concluded that the value of assets, rights and obligations that compose the net equity value of Novamarlim Participações S.A., according to the balance sheet as of September 30, 2010, summarized in the attachment, is negative (unsecured liability) in the amount of R$ 765,446 (seven hundred and sixty five thousand, four hundred and forty six reais), represented by 128,700,100 stocks, corresponding to 100% of the capital stock and is recorded in the Company s accounting books, in accordance with the accounting practices adopted in Brazil.

Since the companies referred to below are direct and/or indirect subsidiaries of Petróleo Brasileiro S.A. - Petrobras, a publicly-traded company, in compliance with the requirements of the Brazilian Securities Exchange Commission, we inform that:

a. In accordance with the professional rules established by the Federal Accounting Council, we are neither aware of any direct or indirect conflicts of interest, in Novamarlim Participações S.A. and Petróleo Brasileiro S.A. Petrobras, nor in any other circumstances which represent conflicts of interest in relation to the services that were provided by us and that are above described.

b. We are not aware of any actions of the controllers or managers of Novamarlim Participações S.A. and Petróleo Brasileiro S.A., aiming at directing, limiting, hindering or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

Rio de Janeiro, October 14, 2010.

KPMG Auditores Independentes.
CRC SP-014428/O-6 F-RJ

[Signature] Moacyr Humberto Piacenti - Accountant; CRC SP-204757/O-9 S-RJ - Partner

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (KPMG International) a Swiss entity.

Attachment to the Appraisal Report of the Net Equity Value of

Novamarlim Participações S.A.

Statement of Net Equity Value as of September 30, 2010

ASSETS	2010

CURRENT ASSETS
Dividends receivable	3,810,339
3,810,339

Total assets	3,810,339

LIABILITIES AND UNSECURED LIABILITIES	2010

CURRENT LIABILITIES
Suppliers	97
Dividends payable	2,342,246
Provision for investment losses	619,019
2,961,362

NONCURRENT LIABILITIES
Long-term liabilities
Affiliated companies	1,614,423
1,614,423

UNSECURED LIABILITIES
Capital Stock	100
Surplus reserve	20
Net loss	(765,446)
(765,446)

Total liabilities and unsecured liabilities	3,810,39

Companhia Petrolífera Marlim - CPM

Appraisal Report of Net Equity Value based on the
accounting books

as of September 30, 2010

(free translation into English from the original issued in Portuguese)

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4th floor
20031-000 - Rio de Janeiro, RJ - Brazil
POBox: 2888
20001-970 - Rio de Janeiro - RJ - brazil.
Phone: 55 (21) 3515-9400
Fax: 55 (21) 3515-9000
Internet: www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, with head office at Avenida Almirante Barroso, no. 52, 4th floor, Rio de Janeiro, capital, with corporate taxpayer's registered at CNPJ under no. 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no. CRC-SP 14.428/O-6-F-RJ, hereby represented by its partner Mr. Moacyr Humberto Piacenti, Brazilian, married, accountant, bearer of ID card no. 8.257.444.-3-SP, with taxpayer s registry at CPF under no. 174.394.988-01 and registry at the Regional Accounting Council under no. CRC SP 204.757/O-9 S - RJ to determine the net equity value on September 30, 2010 of Companhia Petrolífera Marlim - CPM (the "Company"), located at Av. Elias Agostinho, 655 - Block A, room, 904, Imbetiba - Macaé - RJ, with taxpayer's registry at CNPJ/MF under no. 02.854.397/0001-04, to be merged by its holding Marlim Participações S.A., located at Av. República do Chile, 65 - Block A, room 401 C- Centro - RJ, taxpayer s registry at CNPJ/MF under no. 03.301.811/0001-10, according to the accounting practices adopted in Brazil, presents the results of its works.

1 - Purpose of the appraisal

The present appraisal report is being issued with the purpose of evaluating, according to the accounting practices adopted in Brazil, the net equity value of Companhia Petrolífera Marlim - CPM, to be part of the process of merger into Marlim Participações S.A. and shall not be used for other purposes.

2 - Scope of works

The appraisal report of the net equity value is issued according to the audit exam of the balance sheet dated September 30, 2010, elaborated under the Company's management responsibility.

Our audit was conducted in accordance with the independent audit standards of the financial statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of the balances, the volume of transactions and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the documents and records supporting the amounts presented; and c) the evaluation of the most significant accounting practices and estimates adopted by Company's management.

3- Conclusion

Based on the work performed, we concluded that the value of assets, rights and obligations that compose the net equity value of Companhia Petrolífera Marlim - CPM, according to the balance sheet as of September 30, 2010, summarized in the attachment, is negative (unsecured liability) in the amount of R$ 83.479.338 (eighty three million, four hundred and seventy nine thousand, three hundred and thirty eight reais), represented by 278,793,984 stocks, corresponding to 100% of the capital stock and is recorded in the Company's accounting books, in accordance with the accounting practices adopted in Brazil.

Since the companies referred to below are direct and/or indirect subsidiaries of Petróleo Brasileiro S.A. - Petrobras, a publicly-traded company, in compliance with the requirements of the Brazilian Securities Exchange Commission, we inform that:

a. In accordance with the professional rules established by the Federal Accounting Council, we are neither aware of any direct or indirect conflicts of interest, in Companhia Petrolífera Marlim - CPM and Marlim Participações S.A., nor in any other circumstances which represent conflicts of interest in relation to the services that were provided by us and that are above described.

b. We are not aware of any actions of the controllers or managers of Companhia Petrolífera Marlim - CPM and Marlim Participações S.A., aiming at directing, limiting, hindering or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

Rio de Janeiro, October 14, 2010.

KPMG auditors Independentes.
CRC SP-014428/O-6 F-RJ

[Signature] Moacyr Humberto Piacenti - Accountant; CRC SP-204757/O-9 S-RJ - Partner

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (KPMG International) a Swiss entity.

Attachment to the Appraisal Report of the Net Equity Value of Companhia

Petrolífera Marlim - CPM

Statement of Net Equity Value as of September 30, 2010

ASSETS	2010

CURRENT ASSETS
Cash and cash equivalents	1,808,014
Accounts receivable contractual commitments	397,776,129
Recoverable taxes and contributions	4,051,052
Other credits	311,247
403,946,441

NON-CURRENT ASSETS
Long-term assets
Accounts receivable contractual commitments	293,963,795
Escrow deposits	19,026,919
Credits with stockholders	1,092,613
314,083,326

Total assets	718,029,767

LIABILITIES AND UNSECURED LIABILITIES	2010

CURRENT LIABILITIES
Financing	417,173,133
Suppliers	65,887
Taxes and contributions payable	30,555,103
Dividends payable	22,995,845
470,789,968

NONCURRENT LIABILITIES
Financing	300,000,000
Deferred income tax and social contribution	30,719,138
330,719,138

UNSECURED LIABILITIES
Capital Stock	58,037,453
Surplus reserve	1,210,255
Net loss	(142,727,047)

(83,479,338)

Total liabilities and unsecured liabilities	718,029,767

Novamarlim Petróleo S.A.

Appraisal Report of Net Equity Value based on the
accounting books

as of September 30, 2010

(a free translation into English from the original issued in Portuguese)

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4th floor
20031-000 - Rio de Janeiro, RJ - Brazil
POBox: 2888
20001-970 - Rio de Janeiro - RJ - Brazil.
Phone: 55 (21) 3515-9400
Fax: 55 (21) 3515-9000
Internet: www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, with head office at Avenida Almirante Barroso, no. 52, 4th floor, Rio de Janeiro, capital, with corporate taxpayer's registered at CNPJ under no. 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no. CRC-SP 14.428/O-6-F-RJ, hereby represented by its partner Mr. Moacyr Humberto Piacenti, Brazilian, married, accountant, bearer of ID card no. 8.257.444.-3-SP, with taxpayer's registry at CPF under no. 174.394.988-01 and registry at the Regional Accounting Council under no. CRC SP 204.757/O-9 S - RJ to determine the net equity value at September 30, 2010 of Novamarlim Petróleo S.A. (the "Company"), located at Av. Elias Agostinho, 665 - E-102, room 904, Imbetiba - Macaé, RJ, with taxpayer's registry at CNPJ/MF under no. 04.668.779/0001-79, to be merged by its holding Novamarlim Participações S.A., located at Av. República do Chile, 65 - block A, room 401 C - Centro - RJ, with taxpayer's registry at CNPJ/MF under no. 04.665.504/0001-01, according to the accounting practices adopted in Brazil, presents the results of its works.

1 - Purpose of the appraisal

The present appraisal report is being issued with the purpose of evaluating, according to the accounting practices adopted in Brazil, the net equity value of Novamarlim Petróleo S.A., to be part of the process of merger into Novamarlim Participações S.A. and shall not be used for other purposes.

2 - Scope of works

The appraisal report of the net equity value is issued according to the audit exam of the balance sheet dated September 30, 2010, elaborated under the Company's management responsibility.

Our audit was conducted in accordance with the independent audit standards of the financial statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of the balances, the volume of transactions and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the documents and records supporting the amounts presented; and c) the evaluation of the most significant accounting practices and estimates adopted by Company's management.

3 - Conclusion

Based on the work performed, we concluded that the value of assets, rights and obligations that compose the net equity value of Novamarlim Petróleo S.A., according to the balance sheet as of September 30, 2010, summarized in the attachment, is negative (unsecured liability) in the amount of R$ 619,019 (six hundred and nineteen thousand, and nineteen reais), represented by 128,700,100 stocks, corresponding to 100% of the capital stock and is recorded in the Company's accounting books, in accordance with the accounting practices adopted in Brazil.

Since the companies referred to below are direct and/or indirect subsidiaries of Petróleo Brasileiro S.A. - Petrobras, a publicly-traded company, in compliance with the requirements of the Brazilian Securities Exchange Commission, we inform that:

a. In accordance with the professional rules established by the Federal Accounting Council, we are neither aware of any direct or indirect conflicts of interest, in Novamarlim Petróleo S.A. and Novamarlim Participações S.A., nor in any other circumstances which represent conflicts of interest in relation to the services that were provided by us and that are above described.

b. We are not aware of any actions of the controllers or managers of Novamarlim Petróleo S.A. and Novamarlim Participações S.A., aiming at directing, limiting, hindering or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

Rio de Janeiro, October 14, 2010.

KPMG Auditores Independentes.
CRC SP-014428/O-6 F-RJ

[Signature] Moacyr Humberto Piacenti - Accountant; CRC SP-204757/O-9 S-RJ - Partner

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (KPMG International) a Swiss entity.

Attachment to the Appraisal Report of the Net Equity Value of

Novamarlim Petróleo S.A.

Statement of Net Equity Value as of September 30, 2010

ASSETS	2010

CURRENT ASSETS
Cash and cash equivalents	1,659,779
Recoverable taxes and contributions	2,665,989
4,325,768

NONCURRENT ASSETS
Long-term assets
Credits with stockholders	1,614,423
1,614,42

Total assets	5,940,191

LIABILITIES AND UNSECURED LIABILITIES	2010

CURRENT LIABILITIES
Suppliers	82,882
Income tax and contributions payable	2,665,989
Dividends payable	3,810,39
6,559,210

UNSECURED LIABILITIES
Capital Stock	100
Surplus reserve	20
Net loss	(619,019)
(619,019)

Total liabilities and unsecured liabilities	5,940,191

Marlim Participações S.A.

Appraisal Report of Net Equity Value based on the
accounting books

as of September 30, 2010

(a free translation into English from the original issued in Portuguese)

KPMG Auditores Independentes
Av. Almirante Barroso, 52 - 4th floor
20031-000 - Rio de Janeiro, RJ - Brazil
POBox: 2888
20001-970 - Rio de Janeiro - RJ - Brazil.
Phone: 55 (21) 3515-9400
Fax: 55 (21) 3515-9000
Internet: www.kpmg.com.br

APPRAISAL REPORT

KPMG Auditores Independentes, with head office at Avenida Almirante Barroso, no. 52, 4th floor, Rio de Janeiro, capital, with corporate taxpayer's registered at CNPJ under no. 57.755.217/0003-90, and at the Regional Accounting Council of the State of São Paulo under no. CRC-SP 14.428/O-6-F-RJ, hereby represented by its partner Mr. Moacyr Humberto Piacenti, Brazilian, married, accountant, bearer of ID card no. 8.257.444.-3-SP, with taxpayer's registry at CPF under no. 174.394.988-01 and registry at the Regional Accounting Council under no. CRC SP 204.757/O-9 S RJ to determine the net equity value at September 30, 2010 of Marlim Participações S.A. (the "Company"), located at Av. República do Chile, 65 - block A, room 401 C - Centro - RJ, with taxpayer's registry at CNPJ/MF under no. 03.301.811/0001-10, to be merged by its holding Petróleo Brasileiro S.A. - Petrobras, located at Av. República do Chile, 65 - Centro - RJ, taxpayer's registry at CNPJ/MF under no. 33.000.167/0001-01, according to the accounting practices adopted in Brazil, presents the results of its works.

1 - Purpose of the appraisal

The present appraisal report is being issued with the purpose of evaluating, according to the accounting practices adopted in Brazil, the net equity value of Marlim Participações S.A., to be part of the process of merger into Petróleo Brasileiro S.A. -Petrobras and shall not be used for other purposes.

2 - Scope of works

The appraisal report of the net equity value is issued according to the audit exam of the balance sheet dated September 30, 2010, elaborated under the Company's management responsibility.

Our audit was conducted in accordance with the independent audit standards of the financial statements applicable in Brazil, and included, among other procedures: a) planning of work, considering the relevance of the balances, the volume of transactions and the accounting systems and internal controls of the Company; b) the verification, based on tests, of the documents and records supporting the amounts presented; and c) the evaluation of the most significant accounting practices and estimates adopted by Company's management.

3- Conclusion

Based on the work performed, we concluded that the value of assets, rights and obligations that compose the net equity value of Marlim Participações S.A., according to the balance sheet as of September 30, 2010, summarized in the attachment, is negative (unsecured liability) in the amount of R$ 84.464.975 (eighty four million, four hundred and sixty four thousand, nine hundred and seventy five reais), represented by 278,515,466 stocks, corresponding to 100% of the capital stock and is recorded in the Company's accounting books, in accordance with the accounting practices adopted in Brazil.

Since the companies referred to below are direct and/or indirect subsidiaries of Petróleo Brasileiro S.A. - Petrobras, a publicly-traded company, in compliance with the requirements of the Brazilian Securities Exchange Commission, we inform that:

a. In accordance with the professional rules established by the Federal Accounting Council, we are neither aware of any direct or indirect conflicts of interest, in Marlim Participações S.A. and Petróleo Brasileiro S.A. - Petrobras, nor in any other circumstances which represent conflicts of interest in relation to the services that were provided by us and that are above described.

b. We are not aware of any actions of the controllers or managers of Marlim Participações S.A. and Petróleo Brasileiro S.A., aiming at directing, limiting, hindering or practicing any acts that have or may have compromised the access, use or knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

Rio de Janeiro, October 14, 2010.

KPMG Auditores Independentes.
CRC SP-014428/O-6 F-RJ

[Signature] Moacyr Humberto Piacenti - Accountant; CRC SP-204757/O-9 S-RJ - Partner

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent firms affiliated with KPMG International Cooperative (KPMG International) a Swiss entity.

Attachment to the Appraisal Report of the Net Equity Value of

Marlim Participações S.A.

Statement of Net Equity Value as of September 30, 2010

ASSETS	2010

CURRENT ASSETS
Cash and cash equivalents	1,808,014
Accounts receivable - contractual commitments	397,776,129
Recoverable taxes and contributions	4,051,052
Other credits	311,247
403,946,441

NON-CURRENT ASSETS
Long-term assets
Accounts receivable - contractual commitments	293,963,795
Escrow deposits	19,026,919
312,990,713
Investment in controlled company	-
312,990,713

Total assets	716,937,155

LIABILITIES AND UNSECURED LIABILITIES	2010

CURRENT LIABILITIES
Financing	417,173,133
Suppliers	65,887
Taxes and contributions payable	30,555,103
Accounts payable - controlled company	-
Dividends payable	22,88,868
Provision for investment losses	-
470,682,991

NONCURRENT LIABILITIES
Financing	300,000,000
Deferred income tax and social contribution	30,719,138
330,719,138

UNSECURED LIABILITIES
Capital Stock	56,313,710
Surplus reserve	2,058.852
Net loss	(142,873,536)

(84,464,975)

Total liabilities and unsecured liabilities	716,937,155

Petróleo Brasileiro S.A. Petrobras Professional services proposal AUDIT

AUDIT   TAX   ADVISORY

KPMG Auditores Independentes	Central Phone	55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4°	Fax	55 (21) 3515-9000
20031-000 Rio de Janeiro, RJ - Brazil	Internet	www.kpmg.com.br
P.O. Box 2888
ZIP - 20001-970 - Rio de Janeiro, RJ - Brazill

To

The Board of Directors and Management of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

September 1st, 2010

Attn: Mr. Álvaro de Sá Bahia

Dear Sirs:

We are pleased to submit our professional services proposal to your review, regarding the issuance of appraisal reports at fair value accounting of Companhia Petrolífera Marlim ("CPM") and of Marlim Participações S.A. ("MPSA"), for the base date of September 30th, 2010, for which they will be included as part of the incorporation process of CPM by its parent, MPSA, and the latter by Petróleo Brasileiro S.A. Petrobras ("Petrobras"), according to the best accounting practices adopted in Brazil.

For clarification purposes, our proposal is divided in parts, namely:

1 - Services Proposed and Reports

A - Appraisal Reports

B - Characteristics of the Reports to be Issued

C - Reports

2 - Fees and Payment

3 - Other Terms and Conditions for Hiring Our Services

4 - Acceptance

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ( KPMG International ), a Swiss entity.

Professional services proposal

Year 2010

We hope our proposal contains all information necessary for your appraisal. However, we are at your disposal to render and additional clarifications deemed necessary.

We appreciate your attention and kindly request that you return a copy of the proposal with your sign-off on.

Sincerely,

Manuel Fernandes Rodrigues de Souza	Moacyr Piacenti
Lead Partner	Partner in Charge

Contents

1 - Services proposed and reports	1
2 - Fees and payment	4
3 - Other terms and conditions for hiring our services	5
4 - Acceptance	13

This proposal was prepared by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG International does not render services to clients. This proposal is strictly confidential and has been prepared for internal use of Petróleo Brasileiro S.A. - Petrobras, so as to provide it with enough information to make a decision as to hiring KPMG Auditores Independentes' services. This document shall not be disclosed, commented or copied, in whole or in part, without our prior written consent. Any disclosure hereof beyond the permitted may jeopardize KPMG Auditores Independentes' business interests. KPMG holds the ownership of this document, including copyright and all other intellectual property rights.

© 2010 KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firs affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Printed in Brazil.

KPMG and KPMG logotype are trademarks of KPMG International Cooperative ("KPMG International"), a Swiss entity.

1 - Services proposed and reports

The scope of our services, as well as the reports to be issued, are contained in Schedule I - Services Proposed and Reports, shown below:

A - Appraisal Reports

The reports to be issued for the base date of September 30th, 2010 have the sole purpose of becoming the integral part of incorporation process of Companhia Petrolífera Marlim ("CPM") by its parent company, Marlim Participações S.A. ("MPSA"), and the latter by Petróleo Brasileiro S.A. - Petrobras ("Petrobras").

The accounting appraisal criteria to be used shall be those provided for in article 183 of Law no. 6.404/76, amended by Law no. 11.638/07, to review the assets at fair value accounting abovementioned.

Our reviews will be carried out pursuant to procedures set in the Auditing Standard and Procedures - NPA 14 - Appraisal Reports, issued by independent accountant from IBRACON (Brazilian Independent Accountant Institute) and shall mainly comprise the following procedures:

  Test-based comparison of certain balance sheet assets with accounting books and corresponding tax documentation.

  Confirmation of balances.

  Correspondence with attorneys to obtain information regarding litigations and contingencies.

  Confirmation, through test application, of use of assets appraisal criteria provided for in article 183 of Law no. 6.404/76, amended by Law no. 11.638/07.

  Review of events and/or transactions subsequent to September 30th, 2010, and until issuance date of appraisal report that could adversely affect the issuance hereof.

  Other auditing procedures that we deem necessary due to the circumstances, as per NPA 14.

At the end of our works we will request letters of representation from you, by which you shall confirm, to the best of your knowledge, the representations made during our reviews.

As a result of the restrictions that are inherent to internal controls, the execution of test-based reviews, and other limitations regarding this type of work, a review aiming issuance of appraisal report at fair value accounting may not provide absolute assurance that the associated balances of the asset appraised are clear from unfitness due to fraud, irregularities or errors.

Whereas it is our responsibility to issue an accounting appraisal report on CPM's and MPSA's stockholders' equity, on the base date September 30th, 2010, it is Management's responsibility for the preparation of such information and all data contained therein. The Management is further responsible for the selection of proper accounting policies, for the implementation of an internal controls framework to maintain the reliability of the financial statements and provide reasonable security against occurrence of substantive errors and irregularities regarding the financial statements.

B - Characteristics of the reports to be issued

The appraisal reports at fair value accounting, which shall be included as part of the incorporation process of CPM by its parent, MPSA, and the latter by Petrobras, will be issued in Portuguese and will show the fair value accounting of CPM's and MPSA's stockholders' equity on the base date of September 30th, 2010, and shall comprise:

a. Purpose of appraisal
b. Scope of the works
c. Conclusion
d. Balance sheet on base date of September 30th, 2010.

Prior to the issuance of such accounting appraisal reports on of CPM's and MPSA's stockholders' equity, we will discuss the result of our works with the Management. However, any relevant issues found during our works shall be promptly brought to your acquaintance.

We also point out that the documents to be requested by KPMG shall be furnished on an agreed date, so that we comply with the contract time to deliver the appraisal reports at fair value accounting.

The reports mentioned above shall be discussed with you prior to its final issuance.

C - Reports

C1 - Appraisal reports at fair value accounting

The contents of the said reports shall be discussed with Petrobras', MPSA's and CPM's Management prior to its final issuance. In case there is no further manifestation from the Companies, the issuance of reports by KPMG to Petrobras, MPSA and CPM shall correspond to their acceptance of services; unreasonable non acceptance shall correspond to automatic assumption, by Petrobras, MPSA and CPM, of full and unconditional responsibility on the effects resulting from the non-receipt that may harm the Companies, KPMG or third parties..

2 - Fees and payment

Such fees may be paid in 2 installments, the first of which due 30 days after the beginning of works, and the second upon delivery of our draft report.

Our fees were set considering the duties currently required. Consequently, the amendments to the federal, state and municipal tax laws that result in escalation of the applicable tax burden, whether it is through a raise in the existing taxes, the establishment of new taxes or also through the replacement of current taxes by new ones, shall have their relevant additional charges automatically transferred to the price of services, so that the economic-financial balance established in this hiring is maintained.

Likewise, our fees envisage the levy of Services Tax, in form currently required, due to the location of our offices. It is therefore hereby established that the encumbrance regarding any taxes required by the municipality of the location where the contracting party is established or the location where the services shall be totally or partially rendered, under any name or form, shall be directly borne by the contracting party or shall be added to the amount of fees due, as the case may be.

Petrobras shall certify that the information, records and documents necessary to our works will be made available to KPMG, as well as access to key personnel involved in the process, and all necessary assistance to our team.

3 - Other terms and conditions for hiring our services

A - Responsibilities and limitations

The scope of an auditing work that aims at issuing an appraisal report at fair value accounting is the same as that of financial statements; therefore, we inform that the events and circumstances listed below are inherent to the auditing works of financial statements and shall by no means be considered as an insufficiency or deficiency whatsoever in the performance of auditing services:

a. The auditing services are test-based and, due to this restriction and others inherent to auditing and any internal control system, it is likely that some relevant failures in the financial statements go undetected.

b. The scope of the works now proposed does not envisage the specific and determined obligation by KPMG of detecting fraud actions in the operations in MPSA's and CPM's records and documents. Nevertheless, upon observance of evidence or existence of fraud or the mere existence of proper environment for its occurrence, they shall be promptly notified to Petrobras', MPSA's and CPM's Management.

c. The scope of auditing works do not provide for the compliance with personal or specific interests and is related to legal, regulatory and ethical issues that establish that the works are performed in an independent manner.

d. Our legislation is complex and, many times, the same provision allows more than one interpretation. KPMG pursues constant updating concerning the several interpretation currents, thus enabling a wide appraisal of the alternatives and risks involved. Therefore, it is certain that there may be interpretations of the law different from ours. Given such conditions, neither KPMG nor any other firm may provide Petrobras, MPSA and CPM with total assurance that this appraisal will not be challenged by third parties or even notified by supervisory bodies.

We emphasize that the participation of MPSA and CPM employees, that shall be appointed until the beginning date of the auditing services, will be fundamental for the achievement of a proper result. Therefore, MPSA and CPM will be liable for contributing to the execution of the services, providing us with access to their data, information and personnel, carrying out a non-exclusive delivery of relevant documents and accounting records, the delivery of information that may be requested by KPMG according to the auditing services, the regular execution of normal accounting works and the compilation of relevant data, in addition to preparation of analyses, schedules, conciliations e statements.

During the execution of their duties, MPSA and CPM shall observe that: (i) the data to be made available shall express, in a thorough manner, the transactions or operations they refer to, and they shall be presented in a timely manner; (ii) the Management is the sole responsible for the preparation of financial statements, including relevant disclosures, and such responsibility includes proper bookkeeping and internal controls, the selection and application of accounting standards and the protection of MPSA's and CPM's assets; and (iii) as part of the auditing process, KPMG shall be entitled to request MPSA's and CPM's Management a written confirmation of the oral representations and information that may be provided to KPMG

In this context, MPSA and CPM shall be solely liable for the performance of their employees and agents, for the accuracy and completeness of the information furnished to us to carry out the services of this proposal. KPMG shall, by no means, be held liable for loss or damage arising out of the untimely submission of data, from MPSA and CPM, that may harm the regular progress or the outcome of the services, nor shall it bear such loss or damage. Also, KPMG shall not be held liable for the quality or sufficiency of the documents, major and auxiliary accounting records and data that may be made available in response to the requests made by us.

Since it is MPSA and CPM's interest to hire the services proposed and, as there are no objections to such hiring, KPMG shall execute the services in compliance with this proposal and according to the standards set forth by the applicable law and the regulatory procedures issued by regulatory entities for MPSA's and CPM's activities and by professional Brazilian trade entities, upon the hiring of qualified professionals in sufficient number, for whom MPSA and CPM shall provide proper infrastructure, necessary and indispensible for the execution of the services.

B - Ownership and use of the results

For the improvement of our services, we create, purchased or have several concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, advisory tools of general and software use, and systems operation methods, logic and coherence (jointly referred to as "KPMG Property"). We hold all KPMG Property rights. In this sense, from the part of Petrobras, MPSA and CPM, there shall not be any interest or right on such property. In addition, regardless of the acceptance of this proposal by Petrobras, MPSA and CPM, we shall be free to offer our services to any other party, at our sole discretion, and we may use KPMG Property to do so. We acknowledge that KPMG Property shall not include any confidential information from Petrobras, MPSA or CPM, nor shall their tangible or intangible assets, and we shall not have any title over Petrobras', MPSA's or CPM's property.

The acceptance of this proposal shall imply the acknowledge and agreement by Petrobras, MPSA and CPM that any recommendation and/or information supplied by us regarding this proposal shall be for its confidential use. Except for cases provided by law or those in which our deliverables aim at the disclosure to third parties, Petrobras, MPSA and CPM shall not expose or allow access to any such recommendation, information or deliverables to third parties, nor shall they summarize or refer to such recommendation and/or information or deliverables or the contents of the documents that support our hiring, including this proposal, unless upon prior, valid and express consent by us. Therefore, Petrobras, MPSA and CPM undertake to indemnify, defend and hold KPMG harmless from and against any obligations evoked by any third party, to the extent resulting from the unduly use, possession or disclosure thereof.

Petrobras, MPSA and CPM undertake to previously and expressly consult us on their intention to disclose any material made available by us to third parties, due to or resulting from the services object of this proposal or its total or partial reproduction and to make available the material to be disclosed in writing on the opportunity for consultation, so that we have the conditions to exclusively review and state an opinion according to the ethical and legal principles we are subject to by internal regulatory and legal statutes.

C - Working Papers

During the execution of auditing services, we shall have access to oral and written information, documents and data in general, which shall be recorded and filed, as necessary, in electronic media, comprising Petrobras', MPSA's and CPM's obligation to maintain, for the legal time, all accounting records and other documents that support their commercial and tax entries. Still, according to professional legal and regulatory standards from the several technical areas necessary for the performance of the services now proposed, aiming at recording relevant aspects, as necessary, we may retain and keep in file copies and notes of all oral and written information, inclusive those confidential information that may be delivered due to or deriving from the services hired.

D - Confidentiality

Upon acceptance of this proposal, Petrobras, MPSA and CPM, acknowledge its effectiveness and agree on its terms and undertake, along with KPMG, to act so that all information from one party (Disclosing Party) to the other (Receiving Party), regarding the services agreed upon through this proposal, is received in confidence, used only for the purposes of performing the auditing services, and no confidential information is exposed by the Receiving Party or its agents or personnel without prior written consent by the Disclosing Party.

The confidentiality obligation shall not apply to information that: (i) are already known by the Receiving Party without confidentiality obligation at the time of disclosure by the Disclosing Party; (ii) are or become public domain without a violation to this Contract; (iii) are legally received by third parties which are not subject to confidentiality undertakings or agreements with the Disclosing Party; (iv) are developed independently by the Receiving Party, without using Confidential Information the Disclosing Party; (v) are disclosed, without similar restrictions to third parties, by the Disclosing Party; (vi) are approved by Disclosing Party for disclosure, or are no longer regarded by the Disclosing Party as Confidential Information; (vii) have its disclosure enforced pursuant to the law, by relevant authority or professional rule; or (viii) whose disclosure is necessary for Receiving Party's defense, in case of filing of administrative, arbitration or judicial proceedings against it.

Upon receipt of confirmation, we will start to plan the works so that we can employ the maximum resources at Petrobras', MPSA's and CPM's service.

G - Entity Logotype

For the purposes of presentation, KPMG reserves the right to use Petrobras', MPSA's and CPM's names and logotypes, as well as similar marks in the reports and presentations related to projects developed by Petrobras, MPSA and CPM.

For the purposes of marketing and publication or negotiation of services, (and/or the purposes of presentation to the client or for internal use), KPMG, KPMG International and its member firms may disclose the fact that they are rendering services to the Client, identifying the Client by its name and/or logotype, and indicating solely the general nature or category of such services and any details that may have become public domain by legal means.

4 - Acceptance

The contract agreed upon pursuant this proposal shall be written and construed according to the laws of the Federative Republic of Brazil, and the jurisdiction to settle disagreements of any nature whatsoever between the KPMG and Petrobras, according to the Parties' irrevocable will, shall be the Courts of the Judicial District of Rio de Janeiro, in the State of Rio de Janeiro.

Date of approval	: October 7th, 2010.

Signature	:

Name	: ALVARO DE SÁ BAHIA

Title	: FINCORP / GEFIN

Anexo I

Schedule I - Services Proposed and Reports

SPE: Marlim Participações S.A. and Companhia Petrolífera Marlim (E&P)

Scope of the services

Service		Quantity	Unit Price	Partial
				price
1	Issuance of appraisal reports at fair accounting value of Companhia Petrolífera Marlim ("CPM") and Marlim Participações S.A. ("MPSA"), for the base date of September 30th, 2010, which shall be included as part of the incorporation process of CPM by its parent, MPSA, and the latter by Petróleo Brasileiro S.A. - Petrobrás, according to the appraisal criteria provided for in the Auditing Standard and Procedures 14 - NPA 14.	2
		No. of tests	10,000.00	20,000.00

			Total	20,000.00

Anexo I

Schedule II - Price Formation Statement
SPE: Marlim Participações S.A. and Companhia Petrolífera Marlim (E&P)

Price Formation Statement

Category	Quantity of	Total	Unit price	Total
	technicians	hours	of the	R$
			hours
Partner / Director	3	3	595.08	2,000.00
Manager	3	10	448.92	4,400.00
Senior Officers	2	31	244.30	7,509.00
Assistants	4	44	139.90	6,091.00
	12	87	228.73	20,000.00

Unit price for the hours shall be expressed in R$ with two decimal places.

The Total Amount, in R$ with two decimal places, shall be equal to the Total Amount in the Unit Price Spreadsheet.

Rio de Janeiro, September 1st, 2010

_______________________________
Moacyr Humberto Piacenti

Petroleo Brasileiro S.A. - Petrobras Proposal for provision of professional services

AUDIT / TAX  / ADVISORY

KPMG Auditores Independentes	Telephone	55 (21) 3515-9400
Av. Almirante Barroso, 52 - 4th floor	Fax	55 (21) 3515-9000
20031-000 Rio de Janeiro, RJ - Brazil	Internet	www.kpmg.com.br
P.O. Box 2888
ZIP - 20001-970 - Rio de Janeiro, RJ - Brazill

To the

Board of Directors and Executive Office of
Petroleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

September 1, 2010

Attn. Mr. Alvaro de Sa Bahia

Dear Sirs,

It is our pleasure to submit to your review our proposal for provision of professional services relative to the issuance of appraisal reports at book value of Novamarlin Petroleo S.A. ("NMP") and Novamarlin Participacoes S.A. ("NMPSA"), for base-date of September 30, 2010, which shall be included as part of our process of merging of NMP by its controlling company NMPSA, and of the latter by Petroleo Brasileiro S.A. - Petrobras ("Petrobras"), according to the accounting policies adopted in Brazil.

For further clarity, our proposal is divided into four parts, namely:

1 - Proposed Services and Reports

A - Appraisal Reports

B - Characteristics of the Reports to be Issued

C - Reports

2 - Fees and Terms of Payment

3 - Other Terms and Conditions of Contracting of Services

4 - Acceptance

We hope that our proposal contains all necessary information for your analysis. Notwithstanding, we are at your full disposal in order to provide any additional clarification that may be necessary.

We appreciate your attention and ask your kindness in returning a copy of the proposal containing your agreement statement.

Respectfully,

Manuel Fernandes Rodrigues de Souza	Moacyr Piacenti
Main Partner	Officer Partner

Content

1 - Proposed Services and Reports	1

2 - Fees and Terms of Payment	4

3 - Other Terms and Conditions of Contracting of Services	5

4 - Acceptance	12

This proposal was prepared by KPMG Auditores Independentes, a Brazilian Civil Association and member firm of KPMG network of independent firms and associated to KPMG International Cooperative("KPMG International") a Swiss entity. KPMG International provides no client services. The present proposal is strictly confidential and was prepared exclusively for internal use of Petroleo Brasileiro S.A. - Petrobras, in order to provide sufficient information with the purpose of taking the decision of hiring or not the services of KPMG Auditores Independentes. This document may not be disclosed, fully or partly, without our previous consent in writing. Any disclosure beyond the permission may impair the commercial interests of KPMG Auditores Independentes. KPMG holds the ownership of this document, including copyright and all other rights of intellectual property.

© 2010 KPMG Auditores Independentes, a Brazilian Civil Association and member firm of KPMG network of independent firms and associated to KPMG International Cooperative ("KPMG International") a Swiss entity. All rights reserved. Printed in Brazil.

KPMG and KPMG logo are trademarks of KPMG International Cooperative ("KPMG International") a Swiss entity.

1-Proposed services and reports

The scope of our services, as well as the reports that shall be issued are described in the Appendix 1 - Proposed Services and Reports, as shown below:

A - Appraisal reports

The reports to be issued for the base date of September 30, 2010 have the exclusive purpose of be an integral part of the merger process of NMP by its controlling company NMPSA, and of the latter by Petroleo Brasileiro S.A.  - Petrobras ("Petrobras").

The criteria of accounting appraisal provided in article 183 of Law 6404/76, amended by Law 11638/07, for the appraisal of assets at book value previously mentioned.

Our tests shall be performed in compliance with the procedures in the Audit Standard and Procedures - NPA 14 - Appraisal Reports issued by independent audit, of IBRACON (Brazilian Independent Auditors Institute) and shall include, mainly, the following procedures:

  Confrontation, based on tests, of determined assets included in the balance sheet with the accounting books and corresponding fiscal documents.

  Confirmation of balances.

  Sending of letters to attorneys with the purpose of obtaining information relative to disputes and contingences.

  Confirmation, by means of application of tests, of use of assets appraisal criteria provided in article of Law 6404/76, amended by Law 11638/07.

  Review of events and/or transactions subsequent to the date of September 30, 2010, and up to the date of issuance of appraisal report that may significantly affect its issuance.

  Other audit procedures that we may judge necessary in the circumstances, according NPA 14.

At the end of our works, we shall request letters of representation from you, which shall confirm, according to your best understanding, the representations which were made to us during our tests.

As a result of the own limitations of the internal controls, of the execution of the exams based on tests and of other limitations inherent to this type of work, an exam with the purpose of issuance of appraisal report at book value may not represent a full guarantee that the balances associated to the asset appraised are exempt of the impropriety resulting from frauds, irregularities or errors.

While it is our responsibility to issue an accounting appraisal report about the total assets of NMP and NMPSA, on the base-date of September 30, 2010, it is the administration responsibility to prepare these information and all the information contained in it. The administration is also responsible for the choice of appropriate accounting policies, for the implementation of a structure of internal controls for the maintenance of the dependability of the accounting statements and for providing the reasonable safety against the occurrence of errors and irregularities which are materials in relation to the accounting statements.

B - Characteristics of reports to be issued

The appraisal reports at book value, which shall be included as part of the merger process of NMP by NMPSA, and of this last one by Petrobras, shall be issued in Portuguese and shall demonstrate the accounting value of the total equity of NMP and NMPSA on the base date of September 30, 2010, and shall consist of:

a. Purpose of the appraisal

b. Range of works

c. Conclusion

d. Balance sheet on the base date of September 30, 2010.

Prior to the issuance of these accounting appraisal reports about the total assets of NMP and NMPSA, we shall discuss with the administration the results of our works. However, any relevant issues found in our works shall be immediately taken to your knowledge.

The documents to be requested by KPMG must be supplied at an agreed date so that we may comply with the contractual deadlines for the delivery of the appraisal reports at book value.

The aforementioned reports shall be discussed with you prior to its issuance.

C - Reports

C1 - Appraisal reports at book value

The content of the aforementioned reports shall be discussed with the administration of Petrobras, NMPSA and NMP prior to its final issuance. If the companies do not manifest themselves, the delivery of the reports by KPMG to Petrobras, NMPSA and NMP shall correspond to the acceptance of the services, and the non-acceptance, without fair reasons, shall correspond to the automatic assumption by Petrobras, NMPSA and NMP, of the full and unrestricted responsibility over the effects resulting of the non-acceptance that may impair the Companies, KPMG or third parties.

2 - Fees and Terms of Payment

Our fees are calculated based on the time effectively spent and in the category of the professionals used in the execution and supervision of works that are entrusted to us. In this way, based on the projection of hours of the diverse categories of professionals involved in the execution of the works, we estimate our fees in R$20,000.00 (twenty thousand reais), according to Appendix II Price Formation Statement.

These fees may be paid in two installments, the first one maturing 30 days after the commencement of the works and the second by the time of delivery of the draft of our report.

Our fees were determined taking into consideration the annual taxes currently applicable. Therefore, any alteration in the Federal, State or Municipal tax legislation that implies in the increase of the applicable taxes, whether under the form of increase of the existing taxes, by the creation of new taxes, or, even, by the replacement of current taxes by new ones, shall have the respective additional charges automatically transferred to the price of the services, in order to keep the financial-economical balance established in this agreement. To this same end, our fees contemplate the incidence of Services Tax, as currently applicable, in view of the location where our offices are located. It is hereby established, therefore, that the onus relative to any taxes demanded by the municipality where the contracting party office is located, or the place in which the services are partly or fully performed, under any denomination or form, shall be directly paid by the contracting party or be added to the value of the due fees, according to the case.

Petrobras shall guarantee that it will be made available to KPMG the information, the registries and all necessary documents for the performance of our work, access granted to key persons involved in the process, as well as all necessary assistance to our team.

3 - Other Terms and Conditions of Contracting of Services

A - Responsibilities and limitations

The scope of an audit work that aims the issuance of accounting appraisal report at book value is the same of an accounting statements audit. Therefore, we make it clear that the events and the circumstances mentioned ahead are inherent to the audit work of accounting statements and, therefore, may not be, under any circumstance, be considered as insufficiency or deficiency of any nature in the performance of the audit services:

a. The audit services are developed based on tests and, in face of this limitation and other limitations inherent to audit work, and to any internal control system, it is possible that any relevant failure in the accounting statements are not detected.

b. The scope of the work herein proposed does not contemplate the specific and determined obligation of KPMG to detect fraud in the operations, in the registries and in the documents of NMPSA and NMP. Nevertheless, if any indication or evidence of fraud or the simple existence of favorable environment to its occurrence is verified, they shall be promptly informed to the administration of Petrobras, NMPSA and NMP.

c. The scope of audit work does not contemplate the service of personal or specific interests and is related to legal, regulation or ethical aspects that determine that the works are executed independently.

d. Our legislation is complex and, regularly, the same provision allows more than one interpretation. KPMG are continuously trying to keep itself updated about the diverse interpretative tendencies of the law different from ours. Under these conditions, nor KPMG or another company may offer Petrobras, NMPSA and NMP total assurance that it shall not be questioned by third parties or even charged by tax supervision.

We further emphasize that the participation of the NMPSA and NMP employees, which shall be appointed until the date of begin of the audit work, shall be essential for the completion of a satisfactory result. Thus, NMPSA and NMP shall have the responsibility to contribute with the execution of the services, providing all adequate access to its data, information and personnel, making available not exclusively the relevant documentation and the accounting registries, the provision of information requested by KPMG in compliance with the audit services, the regular execution of the regular accounting works and the compilation of relevant data, in addition to the elaboration of analysis, tables, conciliations and statements.

In the execution of activities under its responsibility, NMPSA and NMP must observe that: (i) the data to be made available must express, exhaustively, the transactions and operations to which refer and must be presented in time; (ii) the preparation of the accounting statements, including the relevant disclosure, is of exclusive responsibility of the Administration, and this responsibility includes the upholding of the accounting registries and appropriate internal controls, the selection and application of accounting standards, and the protection of NMPSA and NMP's assets; and (iii) as part of the audit process, KPMG is entitled to request to NMPSA and NMP administration a confirmation in writing of the statements and verbal information that shall be provided to KPMG.

Under this context, NMPSA and NMP shall be the sole responsible for the performance of its employees and agents, for the accuracy and integrity of the data and the information provided to us with the purpose of the services included in this proposal. KPMG shall not be held responsible, under any circumstance, by damages or losses resulting for the untimely presentation of data, by NMPSA and NMP, that may cause damage to the regular progress or the results of services, neither shall support such damages or losses. KPMG shall not be responsible by the quality or sufficiency of the documents, main and auxiliary accounting registries and data that may become available in response to the requests made to it.

Being of interest of NMPSA and NMP to contract the proposed services and, provided that there is no impediment for such contracting, KPMG shall execute the services in compliance to this proposal and according to the standards provided by the relevant legislation and the regulation procedures issued by regulation bodies of the NMPSA and NMP's activities and by Brazilian professional organizations, by means of use of qualified professionals and at a sufficient number, for which NMPSA and NMP shall provide the appropriate, necessary and indispensable infrastructure for the execution of the services.

B - Property and use of results

For the improvement of our services, we create, acquire, or own several concepts, methodologies and techniques, samples, patterns, software, operator interfaces or screen designs, advisory tools of general use and software and methods, logic and coherence of systems operation (collectively denominated as "KPMG Property"). We hold all proprietary rights over KPMG Property. In this way, on account of Petrobras, NMPSA and NMP there must be no interest or right over such property. In addition to that, regardless of the acceptance of this proposal by Petrobras, NMPSA and NMP, we will be free to offer services of any kind, to any other party, as we deem appropriate, and we may use the KPMG Property for such services. We hereby acknowledge the KPMG Property shall not include any confidential information of Petrobras, NMPSA and NMP, nor its tangible or intangible property, and we shall not be entitled to any right over the property of Petrobras, NMPSA and NMP.

The acceptance of this proposal shall imply the acknowledgment and concordance of Petrobras, NMPSA and NMP that any recommendation and/or information supplied by us, in relation to this proposal, shall be for its confidential use. Except for the cases provided by law or in the cases where the product delivered by us has the purpose of disclosure to third parties, Petrobras, NMPSA and NMP shall not disclose, nor allow access to such recommendation, information or the product of work or the content of the documents that shall give support to our contracting, including this proposal, unless in case of previous and express valid consent from our part. Thus, Petrobras, NMPSA and NMP agree to indemnify, defend and hold from and against any obligation called against KPMG, by any third party, in the extent resulting from improper use, possession or disclosure.

Petrobras, NMPSA and NMP undertake to consult us previously and expressly about its eventual intent to disclosure any material made available to us to third parties, in face or resulting from the services object of this proposal or its total or partial reproduction, and to make available the material to be disclosed, in writing, by the time of the consultation so that we may have conditions to assess and give opinion, exclusively, according to the ethical and legal principles to which we are subject to by internal, regulation and legal conventions.

C - Working papers

During the execution of the audit services, we will have access to verbal and written information, documents and general data that will be recorded and filed, if necessary, in electronic media constituting an obligation to Petrobras, NMPSA and NMP to maintain, for the legal term, of all accounting records and all documents containing their commercial and fiscal registry. Even though, according to professional legal and regulatory standards of several technical areas necessary to the execution of the services herein proposed, with the purpose of documenting relevant aspects, if necessary, we may maintain and file copies and notes of all verbal and written information, documents and general data, including confidential information made available in face or as a result of the provision of services contracted.

D - Confidentiality

Petrobras, NMPSA and NMP, by accepting this proposal, acknowledge its validity, agree with its terms and bind themselves, along with KPMG, to act in such manner that all communicated information by one party (Disclosing Party) to the other party (Receiving Party), in relation to the services agreed by means of the proposal, is received in trust, used for the purpose of execution of audit services and that no confidential information is disclosed by the Receiving Party or its agents or personnel without the previous consent in writing by the Disclosing Party.

The obligation to secrecy does not apply to information that: (i) is already acknowledged by the Receiving Party without obligation of secrecy, by the time of disclosing by the Disclosing Party; (ii) is of public domain or become public domain without violation of this agreement; (iii) are legally received from third parties, that are not subject to the obligations and confidentiality covenants with the Disclosing Party; (iv) are developed independently by the Receiving Party, without the utilization of the Confidential information provided by the Disclosing Party; (v) are disclosed, without similar restrictions to third parties, by the Disclosing Party; (vi) are approved by the Disclosing Party for disclosing, or are no longer considered Confidential Information by the Disclosing Party; (vii) have its disclosing requested, under the law, by relevant authority or professional standard; or (viii) its disclosure is necessary so that the Receiving Party may defend itself, in case of opening of administrative, arbitration or judicial proceedings against it.

Petrobras, NMPSA and NMP, hereby authorize KPMG to share Confidential Information with other member-firms of KPMG International, prior, during and after the provision of the agreed services provided that they are also bound to observe the confidentiality criteria relative to the Confidential Information.

We also inform that we may be requested to give access and/or provide copies of our working papers that have served as base for the issuance of accounting appraisal report, according to scope defined in this proposal, to the inspection of regulatory bodies (such as CVM, CRC, CFC and others) to which Petrobras, NMPSA and NMP are subjected to in view of its activities.

In the occurrence of any request, you will be previously informed so that you may adopt the measures you may deem adequate for the protection of your interests, being assured that the simple disallow of the disclosure, without the due judicial protection, shall not be sufficient to impede the observance of the determination requested by the referred authority.

If one of the parties receives a judicial summons or another valid administrative or judicial order requesting the disclosure of the confidential information from the other party, such party must issue immediately a written note informing of such request to the other party, in order to allow that the other party may seek protective order. As soon as the summoned party provides the note, this party shall be entitled to submit to such request in the extent of the law or determined by the request, being subject to any valid and effective protective order or similar that the interested party in the secrecy of the information may obtain.

E - Use of electronic mail

The Information Safety policy of KPMG obeys the practice applied by the market (except for cryptography), however KPMG is not responsible for any damage resulting from electronic communication. During the contractual relationship established based on this present document, KPMG may communicate with NMPSA and NMP, by electronic mail or transmit documents by electronic means. NMPSA and NMP accept the inherent risks in these forms of communication (including the interception risks or unauthorized access to the referred means, the risk of corruption of such communications and the risk of virus or other damaging devices that are possible, despite of the safety policy practiced by KPMG) and agree that only the final version of the documents and the information transmitted by KPMG must be taken into consideration by Petrobras, NMPSA and NMP. KPMG shall be responsible only by the original content kept in its registries. The wrongful use of these information by third parties is not a responsibility of KPMG.

F - Termination

The non-compliance of any condition established through this document, as well as the execution of its purpose in disagreement with the established, shall entitle the Innocent Party to terminate the agreement by means of express notification to the Party that gave cause, with 10 business days in advance.

Besides the aforementioned event, the contractual relation may be terminated in the following cases:

a. Amendment of the contract or the articles of incorporation or alteration of the purpose or corporate structure of the parties that may harm the execution of this agreement.

b. Assignment of rights and/or obligations relative to this proposal without previous and express authorization of the other party.

c. Continuous committing of faults duly annotated and evidenced by the parties.

d. Upon interest of any of the parties, by means of 30 days notice in advance.

The present agreement shall be automatically terminated in case of application for bankruptcy, judicial or extrajudicial recovery, intervention or dissolution of any of the parties.

Regardless of the cause and the origin of the termination, without prejudice of the applicable penalties, Petrobras undertakes to reimburse all the expenses incurred by us until the termination effective date, as well as the payment of the services provided until the same date.

Extraordinarily, the agreement established by the acceptance of this proposal may be terminated upon verification of supervening fact in view of national or international standards that implies in the impediment of the continuity of the works.

The terms included in this proposal are valid for the period of 30 (thirty) business days, counted as of its issuance.

In case Petrobras does not evidence its acceptance in the indicated manner, but authorizes the commencement of the provision of services relative to this proposal, by verbal or written means, and without registering any restriction to the terms and conditions herein determined, in this manner, the contractual relation established between the parties shall be ruled, in any case, by this document.

By the time we receive your confirmation, we will start to plan the works so that we may add the maximum of resources at the service of Petrobras, NMPSA and NMP.

G  - Legal Entity Logo

For the purposes of representation, KPMG reserves the right to use the name and logo of Petrobras, NMPSA and NMP, as well as similar marks in the reports and presentations related to the projects develop by Petrobras, NMPSA and NMP.

For the purposes of marketing and publishing or negotiation of services, (and/or for the purposes of presentation to the client or for internal use), KPMG, KPMG International and its member-firms may disclose the fact that they are providing services to the Client, identifying the client by its name and/or by its logo and indicating just the general nature or category of such services and any details that are of public domain.

4 - Acceptance

The contract herein agreed in the terms of this proposal shall be ruled and construed by the Laws of Federative Republic of Brazil, and the jurisdiction to resolve disputes of any nature between KPMG and Petrobras, according to the will manifested by the parties, in irrevocable manner, shall be the jurisdiction of Rio de Janeiro, in the State of Rio de Janeiro.

Date of Approval: October 07, 2010.

Signature: Signed

Name: Alvaro de Sa Bahia

Position: FINCORP/GEFIN

Appendix 1

Appendix I - Proposed Services and Reports

SPE: Novamarlin Participacoes S.A. and Novamarlin Petroleo S.A. (E&P)

Scope of Services

		Unit	Partial
Service	Quantity	Price	Price

Issuance of appraisal reports at book value of Novamarlin Petroleo S.A. ("NMP") and Novamarlin Participacoes S.A. ("NMPSA") for the base date of September 30, 2010 with the exclusive purpose of be an integral part of the merger process of NMP by its controlling company NMPSA, and of the latter by Petroleo Brasileiro S.A. - Petrobras according to the appraisal criteria provided in the Audit Standard and Procedures 14 - NPA 14.	2
	No. of exams	10,000.00	20,000.00

		Total	20,000.00

Appendix 1

Appendix II   Price Formation Statement
SPE: Novamarlin Participacoes S.A. and Novamarlin Petroleo S.A. (E&P)

Price formation statement

			Hours
			Unit
	Quantity of	Total of	Price	Total Amount
Category	Technicians	hours	R$	R$

Partner/Director	3	3	595.08	2,000.00

Manager	3	10	448.92	4,400.00

Seniors	2	31	244.30	7,509.00

Assistants	4	44	139.90	6,091.00
	12	87	228.73	20,000.00

The hours unit price shall be expressed in R$ (Reais) with two decimal places

The total amount in R$ with two decimal places must be the same as the Total Value in the Unit Price Spreadsheet.

Rio de Janeiro, September 1st, 2010

Signed
Moacyr Humberto Piacenti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.